From: Mark J. Rosenfeld, Ph.D.

1075 Skyler Drive
Draper, Utah 84020

To:	Board of Directors Grant Ventures / Grant Life Sciences

Date:	October 10, 2004

RE: Resignation from the Board of Directors

To assist in the success Grant Ventures / Grant Life Sciences, I hereby resign from its Board of Directors and as Vice-President, effective on October 10, 2004.

Mark J. Rosenfeld, Ph.D.